UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-40931
CUSIP NUMBER: 86337R103

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10 -K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:  __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Stronghold Digital Mining, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

595 Madison Avenue, 28th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the three months ended June 30, 2022 (the “Quarterly Report”) of Stronghold Digital Mining, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense due to a delay experienced by the Company in completing its disclosures in the Quarterly Report. This delay principally relates to the Company’s ongoing negotiations of potentially material transactions with its lenders to restructure or refinance certain financing agreements in order improve the Company’s financial position, and for the Company to be able to continue as a going concern for at least the next 12 months. Management’s efforts related to negotiating the potential debt restructuring transactions and evaluating the Company’s financial position, including its liquidity position, have required a significant amount of management’s time and other Company resources that normally would be devoted to the preparation of the Quarterly Report and related matters.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew J. Smith, Chief Financial Officer	(212)	967-5294
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Quarterly Report total operating revenues of approximately $29.2 million for the three-month period ended June 30, 2022, as compared to approximately $4.2 million for the three-month period ended June 30, 2021. In addition, the Company expects to report in the Quarterly Report total operating revenues of approximately $57.9 million for the six-month period ended June 30, 2022, as compared to approximately $7.9 million for the six-month period ended June 30, 2021. Such anticipated increases were primarily due to an increase in cryptocurrency mining revenue from deploying additional miners, increases in energy revenue driven by higher prevailing power prices per megawatt (“MW”) and higher MW generation as a result of the acquisition of all of the assets of Panther Creek Power Operating LLC in November 2021 (the “Panther Creek Acquisition”), and an increase in capacity revenue due to the Panther Creek Acquisition.

The Company expects to report in the Quarterly Report total operating expenses of approximately $59.0 million for the three-month period ended June 30, 2022, as compared to total operating expenses of approximately $7.2 million for the three-month period ended June 30, 2021. This anticipated increase was primarily due to (i)  an increase in operations and maintenance expense as a result of the Panther Creek Acquisition, higher labor and maintenance costs at the coal refuse power generation facility in Scrubgrass Township, Pennsylvania (the “Scrubgrass Plant”) associated with increased plant uptime, and the ramp up of cryptocurrency mining operations including higher lease expenses for its hosting services agreement, (i) an increase in depreciation and amortization primarily from deploying additional miners and transformers, (iii) an increase in general and administrative expenses due to legal and professional fees, insurance costs, and compensation, (iv) an increase in fuel expenses driven by higher MW generation, primarily due to the Panther Creek Acquisition, and increased fuel delivery costs from higher diesel prices, and (v) an impairment on miner assets attributable to the decline in the price of Bitcoin. In addition, the Company expects to report in the Quarterly Report total operating expenses of approximately $117.4 million for the six-month period ended June 30, 2022, as compared to the total operating expenses of approximately $11.9 million for the six-month period ended June 30, 2021. This anticipated increase was primarily due to the same factors discussed in (i) to (v) immediately above, as well as an impairment on equipment deposits for miners purchased from one vendor.

The Company expects to report in the Quarterly Report a net loss of approximately $40.2 million and $72.5 million for the three and six months ended June 30, 2022, respectively, compared to the net loss of approximately $3.2 million and $3.5 million for the three and six months ended June 30, 2021, respectively. This change between periods is primarily driven by the items noted above.

The foregoing information is not audited and information related to the three and six months ended June 30, 2022 is subject to change upon finalization of the Company’s condensed consolidated financial statements.  In addition, there can be no assurance that the final results will not differ materially from the foregoing preliminary results.

The statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended), and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements pertaining to our trends, liquidity, capital resources, and future performance, among others, contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. The Company does not guarantee that the transactions and events described will happen as described (or that they will happen at all).

STRONGHOLD DIGITAL MINING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	By:	/s/ Matthew J. Smith
	Name:	Matthew J. Smith
	Title:	Chief Financial Officer